HC GOVERNMENT REALTY TRUST, INC.

June 2016

Company Overview

Investor in Single-Tenant Federal Government Leased Facilities

HC Government Realty Trust, Inc. ("HCGR"), acquires, owns, and operates single-tenant, built/improved-to-suit properties leased by the United States of America. HCGR intends to elect and qualify to be taxed as a real estate investment trust ("REIT"). We are offering up to $30 million in common stock to fund the acquisition of federally-leased, "mission critical" and direct citizen service properties and general working capital needs. HCGR intends to target an initial annual dividend yield of 5.5%. The offering is being conducted pursuant to Tier 2 of Regulation A.

INVESTMENT HIGHLIGHTS

Strong Credit Quality of Federal Government Tenant Base GSA leases are ***full faith and credit obligations of the United States*** and are not subject to the risk of annual appropriations. Federal government, single tenant lease renewal rates are high with an average of 95% for first generation, single-tenant, built-to-suit properties.

Highly Fragmented Market Leads to Attractive Risk-Adjusted Returns Target assets are owned predominately by small, regional owners and developers, making that sector of this market highly fragmented. GSA-leased properties currently trade at an average cap rate of 7.25% compared to less than 5% for investment grade, single-tenant, triple net leased properties, and a 10-year U.S. Treasury bond yield of less than 2%.

Large Inventory of Targeted Assets Over 1,300 GSA-leased properties in our targeted size are spread throughout U.S. HCGR employs a strategy of mitigating lease renewal risk by owning specialized, "mission critical" and customer service functioned properties, portfolio diversification by agency, location and staggered lease expirations.

Experienced and Aligned Senior Management Team HCGR's management experience in sourcing, developing, financing, owning, managing, and leasing government leased properties, including federal government-leased properties, aggregates over 110 years of experience and $3 billion, with relationships to owners, developers, brokers and lenders that allows sourcing off-market or limited-competitive acquisition opportunities at attractive cap rates. Management also has a significant equity stake and much of compensation is paid equity, rather than cash fees.

Public Company Discipline HCGR will be governed by a majority independent Board of Directors, including the former CEO's of Miller/Coors and Walmart Stores, as well as the CFO of First Industrial Realty Trust, Inc. HCGR intends to list common stock offered on OTCQX once the offering is closed.

Existing, High Quality Portfolio of Government Leased Assets HCGR owns, or will own as of the initial closing of the offering, a portfolio of ten single-tenant, 100% federal government-leased properties, totaling approximately 154,336 rentable square feet and an annual combined base rent of $4.7 million.

HC Government Realty Trust, Inc.
1819 Main Street, Suite 212
Sarasota, FL 34236
941.955.7900

Edwin M. Stanton
Chief Executive Officer
estanton@holmwoodcapital.com

Robert R. Kaplan, Jr.
President
rkaplan@holmwoodcapital.com

HC GOVERNMENT REALTY TRUST, INC.

June 2016

Company Overview

Investor in Single-Tenant Federal Government Leased Facilities

CURRENT PORTFOLIO

Properties	Tenant Agency	Rentable Square Feet	% of Initial Portfolio	Lease Expiration	Annual Base Rent	Annual Base Rent % of Total
Port Saint Lucie, FL	DEA	24,858	15.94%	5/31/2027	$562,257	11.90%
Jonesboro, AR	SSA	16,439	10.54%	1/11/2027	616,155	13.04%
Lorain, OH	SSA	11,607	7.44%	3/11/2024	437,423	9.26%
Cape Canaveral, FL	CBP	14,704	9.43%	7/15/2027	645,805	13.67%
Johnson City, TN	FBI	10,115	6.49%	8/20/2027	392,077	8.30%
Fort Smith, AR	CIS	13,816	8.86%	10/30/2029	419,627	8.88%
Silt, CO	BLM	18,813	12.06%	9/30/2029	385,029	8.15%
Lakewood, CO	DOT	19,241	12.34%	6/20/2024	459,902	9.74%
Moore, OK	SSA	17,058	10.94%	4/9/2027	524,018	11.09%
Lawton, OK	SSA	9,298	5.96%	8/16/2025	281,143	5.95%
Initial Portfolio Total		**155,949**	**100.00%**		**$4,723,436**	**100.00%**



DEA Office - Port Saint Lucie, FL



BLM Office – Silt, CO



CBP Office – Port Canaveral, FL